UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-50046
CUSIP No.: 482542107

(Check One):          ☑Form 10-K                  ☐ Form 20-F                ☐ Form 11-K                      ☐ Form 10-Q

 ☐ Form 10-D                 ☐ Form N-SAR           ☐ Form N-CSR

For Period Ended:  January 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:  ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________________________________.

PART I
REGISTRANT INFORMATION

Full Name of registrant:                                                                                KMA GLOBAL SOLUTIONS INTERNATIONAL,INC.

Former Name if applicable:                                                                           NOT APPLICABLE

Address of principal executive office:                                                        5570A KENNEDY ROAD

City, state and zip code:                                                                                MISSISSAUGA, ONTARIO, CANADA L4Z2A9

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination, and review of the information required to be presented in the Form 10-KSB for the year ended January 31, 2008 has been temporarily delayed due to the registrant’s limited financial resources.  As a result of this delay, which could not be eliminated without unreasonable effort or expense to the registrant, the registrant’s Form 10-KSB could not be filed in the prescribed time period. The registrant undertakes the responsibility to file such annual report no later than fifteen calendar days following the prescribed due date.

PART IV
OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification:

Richard F. Mattern           (901) 577-2343

Have all other periodic reports required under Section 13 or 15( d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☑ Yes  ☐ No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes  ☑ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not applicable.

KMA Global Solutions International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2008

By:  /s/ Jeffrey D. Reid
Name: Jeffrey D. Reid
Title: Chief Executive Officer and President
(Principal Executive Officer and Principal Financial
Officer)